Exhibit 99.1

Pembina Pipeline Corporation Announces 2015 Capital Program of $1.9 Billion, Provides Review of 2014 Accomplishments and Confirms Date for 2015 Investor Day

(All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to earnings before interest, taxes, depreciation and amortization ("EBITDA") which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about EBITDA, see "Non-GAAP Measures" herein.)

CALGARY, Dec. 1, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced that its Board of Directors has approved a capital program of approximately $1.9 billion in 2015. This is the largest capital budget in the Company's history and is an increase of approximately 36 percent from our expected spending plan of $1.4 billion in 2014.

"Our 2015 capital program is mainly directed towards progressing our various multi-year execution projects, which are, for the most part, underpinned by long-term, fee-for-service contracts with our customers," said Mick Dilger, Pembina's President and Chief Executive Officer. "In addition to advancing several multi-year builds in 2015, we will be placing approximately $1.5 billion of fee-for-service assets into service during the year ahead."

"The 2015 capital program is driven by Pembina's success over the past several years in securing an enviable suite of long-term, fee-for-service growth projects," added Mr. Dilger. "Our current roster of committed capital projects totals approximately $6 billion. The majority of these projects, which are in various stages of development, have in-service dates ranging between the end of 2014 and mid-2017. These secured projects, in aggregate, have the potential to add an incremental $700 million to $1 billion of EBITDA per year on a run-rate basis once they are all in-service, with the upper end of the range depending on utilization above take-or-pay levels. This represents an increase of 70 to 100 percent over Pembina's 12-month trailing EBITDA."

"We are backed by a strong balance sheet and have the right people and processes in place to bring our growth plans to fruition," said Mr. Dilger. "As we execute our 2015 capital spending plan and move towards bringing these projects on-stream, I'm confident in our ability to continue growing cash flow per share and delivering meaningful and sustainable returns for our investors over the long-term."

2015 Capital Program Highlights

Pembina's 2015 capital spending plan is expected to be allocated as follows:

($ millions)	2015 Budget
Conventional Pipelines	1,120
Midstream	510
Gas Services	240
Other	65
Total	1,935

Conventional Pipelines

Pembina plans to spend approximately $1,120 million in its Conventional Pipelines business, 58 percent of its overall 2015 capital spending plan. The spending will be primarily directed to major projects, as follows:

•	Pembina expects to spend $25 million in 2015 to complete its previously announced Phase II Low Vapour Pressure Expansion, which will increase crude oil and condensate capacity on the Company's Peace Pipeline by 55,000 barrels per day ("bpd"). Completion is expected by early 2015, at which time the Peace Pipeline will have a capacity of 250,000 bpd. This expansion will accommodate increasing crude oil and condensate volumes resulting from continued producer activity in the crude oil and condensate-rich areas of the Montney resource play in the Dawson Creek, Grande Prairie and Kaybob/Fox Creek areas, as well as development of the condensate-rich Duvernay resource play in the Kaybob area.
•	The Company expects to spend $225 million in 2015 to complete its previously announced Phase II NGL Expansion on its Peace and Northern natural gas liquids ("NGL") Pipelines (the "Peace/Northern NGL System") to add an additional 53,000 bpd. Completion is expected in the third quarter of 2015, at which time the Peace/Northern NGL System will have a capacity of 220,000 bpd. This expansion will provide increased transportation capacity for producer activity focused on NGL development, which continues to be strong in the Deep Basin Cretaceous, Montney and Duvernay resource plays.
•	Pembina expects to spend $550 million on its Phase III Expansion. During the year ahead, Pembina will work to complete construction of the 16 inch Kakwa to Simonette pipeline (currently under construction) and order long-lead equipment (including pipe) for the 24 inch and 16 inch pipelines from Fox Creek to Namao, Alberta.
•	The Company expects to spend an additional $240 million on pipeline laterals to aggregate product for its mainline expansions.

The remaining capital in Conventional Pipelines will be spent on upgrades and other business development activities aimed at ensuring maximum integration and optimization of the Company's value chain opportunities.

Midstream

Pembina continues to allocate its capital spending in Midstream on initiatives that increase its fee-for-service business. For 2015, capital of $510 million, or 26 percent of the overall budget, is projected to be spent in Midstream.

In crude oil Midstream, Pembina expects to spend $75 million to expand its current service offerings and enhance the interconnectivity of the infrastructure it accesses. Specific projects include:

•	$40 million is expected to be spent in 2015 to expand above ground storage capacity from 310,000 barrels to 850,000 barrels at Pembina's Edmonton terminal, which is expected to be in-service in the second quarter of 2016;
•	$15 million is to be spent on additional connections and inceasing delivery capacity within Pembina's Nexus Terminal, including commencement of activitiy at the Canadian Diluent Hub; and
•	The remaining capital will be spent to upgrade several of Pembina's truck and full-service terminals and for other business development activities.

In Pembina's NGL Midstream business, the Company expects to spend $435 million in 2015, which will largely be directed towards the construction of Pembina's previously announced two new fractionators at its Redwater site:

•	$150 million is projected to be spent to complete Pembina's second fractionator (RFS II – expected to be in service in the fourth quarter of 2015) and $50 million is estimated to be spent on the Company's third fractionator (RFS III – expected to be in service in the third quarter of 2017);
•	$70 million is to be spent at the Company's Redwater site developing infrastructure to facilitate the receipt, handling and loading of petrolum products produced from the adjacent Northwest Refinery;
•	$40 million will be directed towards the Company's Corunna, Ontario facilities to increase product handling capacity at the facility (including optimizing rail infrastructure, new truck loading facilities and a new brine pond); and
•	$35 million is anticipated to be spent on the development and completion of several underground storage caverns at Redwater West.

The remaining capital in NGL Midstream will be allocated to various upgrades across the Redwater West and Empress East systems and to progressing Pembina's proposed west coast propane export terminal (the "West Coast Terminal").

Gas Services

Pembina plans to allocate approximately $240 million, or 12 percent, of its 2015 capital budget to several new facilities within Gas Services:

•	Resthaven Expansion – $100 million is planned to be spent to progress the 100 million cubic feet per day ("MMcf/d") (gross) expansion at the Company's Resthaven facility, which, subject to regulatory and environmental approvals, is expected to bring total capacity to 300 MMcf/d (gross) by mid-2016;
•	Musreau III Facility – $55 million is planned to be spent to progress the 100 MMcf/d expansion, which, subject to regulatory and environmental approvals, is expected to be in-service in the second quarter of 2016;
•	Musreau II Facility – $5 million is planned to be directed towards final site clean-up activities related to the 100 MMcf/d shallow cut gas plant and associated infrastructure, which is expected to be in-service in December 2014;
•	Saturn II Facility – $45 million is planned to be directed towards the 200 MMcf/d 'twin' of the Company's Saturn I Facility, which is expected to be in-service by late-2015; and
•	Saskatchewan Ethane Extraction Plant ("SEEP") – $30 million is allocated to complete SEEP, a 60 MMcf/d gas plant, which is expected to be in-service in the third quarter of 2015.

Including Musreau II, Pembina will be placing 360 MMcf/d of new processing plants into service by the end of 2015, a 50 percent increase over its existing capacity. The remaining capital in Gas Services will be spent on upgrades and other business development activities.

Capital Spending Summary

During the year ahead, Pembina will continue to concentrate its efforts on expanding, diversifying and integrating its assets along the hydrocarbon value chain to better provide services for its customers and enhance long-term shareholder returns. To support these efforts, Pembina plans to spend approximately $65 million on other upgrades and corporate-related items, including various information services infrastructure improvements.

Key Accomplishments in 2014

2014 was a particularly successful year for Pembina in terms of securing customer support for announced projects, acquiring assets to expand the Company's operations into new areas and progressing longer-term growth opportunities.

During the year, Pembina remained focused on expanding its integrated service offerings. In May, the Company announced that it had reached binding commercial agreements to proceed with RFS III, a new 55,000 bpd propane-plus fractionator at its existing Redwater fractionation and storage complex. With the addition of RFS III, which is subject to regulatory and environmental approvals, Pembina's fractionation capacity will total approximately 210,000 bpd, making the Company's Redwater complex the largest NGL fractionation facility in Canada.

In September, the Company communicated its plans to proceed with developing its proposed West Coast Terminal under an agreement with the Port of Portland, Oregon (the "Port") that sets forth the terminal site, which includes an existing marine berth, located within the city of Portland for the development of the project. Since the announcement, Pembina has created a dedicated internal team to progress the 37,000 bpd facility, which is anticipated to be brought into service in early-2018 (subject to required permits and approvals). The Company expects that the West Coast Terminal will provide growing Canadian propane supply (that is derived from natural gas produced in western Canada) with access to large, international markets while complementing Pembina's expanding integrated service offering for products that are derived from natural gas.

October 2014 marked Pembina's strategic and low-risk entry into one of the most promising hydrocarbon plays in North America: the North Dakota and Saskatchewan Bakken. Pembina acquired the Vantage pipeline system ("Vantage") and SEEP for total consideration of approximately US$650 million. Vantage is a recently constructed high vapour pressure pipeline with a capacity of approximately 40,000 bpd that originates in Tioga, North Dakota and terminates near Empress, Alberta. Vantage provides long-term, fee-for-service cash flow and access to the prolific and growing North Dakota Bakken play for future NGL opportunities. SEEP, an under construction, 60 MMcf/d deep cut gas processing facility that is centrally located to service the southeast Saskatchewan Bakken region is underpinned by both a long-term ethane sales agreement and a long-term, fee-for-service processing agreement. SEEP is expected to produce approximately 4,500 bpd of ethane and will connect into Vantage through a pipeline lateral that is also currently under construction. Pembina expects SEEP and the associated pipeline lateral to be in-service in mid-2015. With these assets, Pembina now has a meaningful footprint in the Bakken and will be able to explore integration and growth opportunities in this new area.

In the Company's Gas Services business, Pembina placed its recently constructed 200 MMcf/d (134 MMcf/d net) Resthaven Facility into service on October 6, 2014 and on October 10, 2014, Pembina announced that it entered into commercial agreements to proceed with a $170 million expansion of the facility. Pembina plans to build, own and operate a new gas gathering pipeline that will deliver gas into the plant and increase capacity of the existing Resthaven Facility by an additional 100 MMcf/d (gross), bringing total capacity to 300 MMcf/d (gross) (collectively, the "Resthaven Expansion"). The Resthaven Expansion is underpinned by a long-term, fee-for-service contract and, subject to regulatory and environmental approvals, the gathering system portion of the Resthaven Expansion is expected to be in-service by the second quarter of 2015, followed by the gas processing expansion in mid-2016.

With the additional volumes anticipated at the Resthaven Facility, Pembina has also signed a long-term contract for Phase III pipeline capacity and fractionation capacity at the Company's Redwater fractionation and storage facility.

Pembina is commissioning its Musreau II Facility, a 100 MMcf/d shallow cut gas plant, which is under budget and scheduled to come into service in December 2014, ahead of its previously anticipated in-service date of the first quarter 2015.

The Company also recently announced that it entered into agreements to construct a new facility – "Musreau III" – for an estimated cost of $105 million. Musreau III will leverage the engineering and design work for Pembina's Musreau I and Musreau II facilities and will use the same pipeline lateral to access the Company's Peace Pipeline System. Musreau III, which is underpinned by long-term agreements with several area producers, involves the construction of a 100 MMcf/d shallow cut facility which will be built adjacent to Pembina's existing Musreau facility and its nearly complete Musreau II Facility. Pembina expects Musreau III to have liquids extraction capacity of approximately 3,000 bpd, subject to gas compositions. Similar to the Company's other gas processing facilities, the agreements for Musreau III are take-or-pay in nature and provide flow through of operating expenses. Subject to regulatory and environmental approvals, Pembina anticipates bringing Musreau III on-stream in mid-2016.

The Company's Conventional Pipelines business realized record throughput thus far in 2014, largely resulting from expansions implemented in December of last year. During 2014, Pembina was successful in its recontracting efforts to secure the majority of its existing crude and condensate volumes under long-term, firm-service contracts. In aggregate, Pembina has now contracted approximately 650,000 bpd of crude oil, condensate and NGL through its recontracting efforts, and through its Phase I, II and III conventional pipeline expansions. Once the Phase III Expansion is brought into service, virtually all of the throughput on Pembina's Peace and Northern systems will be under long-term, take-or-pay contracts.

Growing volume forecasts and customer support throughout the year also saw Pembina increase its Phase III Expansion program. Pembina now plans to construct two pipelines between Fox Creek and Namao, Alberta (one 16 inch diametre and one 24 inch diametre) with an initial combined capacity of 420,000 bpd and an ultimate capacity of over 680,000 bpd with the addition of midpoint pump stations. Another segment was also added to the project between Wapiti and Kakwa, Alberta. These additions are expected to increase capital spending for the project from $2 billion to $2.44 billion. Subject to regulatory and environmental approvals, Pembina expects the 16 inch and 24 inch diameter pipelines to be in-service between late-2016 and mid-2017. Pembina submitted its regulatory application for both pipelines from Fox Creek to Namao on September 2, 2014.

Feeding into the Company's Phase III Expansion downstream of Taylor, British Columbia ("B.C.") will be Pembina's recently announced $210 million, 75,000 bpd expansion to its pipeline infrastructure in northeast B.C. (the "NEBC Expansion"). The NEBC Expansion will transport condensate and NGL for various producers in the liquids-rich Montney resource play and is underpinned by a long-term, cost-of-service agreement with an anchor tenant. Subject to regulatory and environmental approvals, Pembina anticipates bringing the NEBC Expansion on-stream in the second quarter to fourth quarter of 2017 timeframe.

Pembina also announced plans to develop the Canadian Diluent Hub ("CDH") – a large-scale condensate and diluent terminal at its Heartland Terminal site near Fort Saskatchewan, Alberta. The proposed facilities are designed to accommodate contracted diluent supply volumes from the Company's previously announced field gas plant, pipeline and NGL fractionator expansions. The Company expects CDH to become a new market hub for condensate and other diluents by offering its customers a variety of value-added services.

The Company's growth plan going into 2015 is backed by a strong financial position. In 2013 and 2014, Pembina raised $900 million in preferred shares and issued two tranches of 30-year notes: $200 million at 4.75 percent in April 2013 and $600 million at 4.81 percent in April 2014. Pembina also continues to have robust participation in its Premium Dividend™ and Dividend Reinvestment Plan, which should raise approximately $355 million for 2014 and access to its $1.5 billion credit facility.

"2014 has been a very positive year for Pembina, marked by strong operational, financial and safety performance, successful project execution, and securing excellent business development opportunities," added Mr. Dilger. "As we head into 2015 and undertake the largest capital program in the history of our Company, we will be focused on ensuring our projects are executed safely and on time and on budget. We'll also strive to continue delivering strong operational performance and safe, responsible and reliable services from our existing assets."

2015 Investor Day Information

Pembina plans to host its 2015 investor and analyst day in Toronto, Ontario, on March 10, 2015. Further details, including webcast information will be provided closer to the date.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's 2015 capital spending plan for each of its business units; anticipated EBITDA and financial performance resulting from Pembina's capital expenditures; Pembina's West Coast propane terminal project; Pembina's plans in respect of, and the impact of, recent acquisitions; expectations around continuing producer activity and development; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; expectations regarding synergies and integration of growth and development projects with Pembina's existing business and asset base; expectations regarding domestic and international supply and demand factors and pricing for oil, natural gas and NGLs; and expectations regarding participation in Pembina's DRIP. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels, and domestic and international supply and demand levels; the success of Pembina's operations; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs; in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support, that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected, that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner, that counterparties will comply with contracts in a timely manner, that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; the continuation of completion of third-party projects; the failure to realize anticipated benefits of growth projects and acquisitions following completion due to integration issues or otherwise; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; unforeseen events preventing the completion of growth projects or rendering them uneconomical to Pembina; reduced amounts of cash available for dividends to shareholders; increased construction costs, or construction delays, on Pembina's expansion and growth projects; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the financial outlook contained herein is to give the reader an indication of the value to Pembina of the planned capital projects. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP Measures

In this news release, Pembina has used the term earnings before interest, taxes, depreciation and amortization ("EBITDA"), which is a non-GAAP measure. Management believes that EBITDA provides useful information to investors as it is an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities, and is also used by investor and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. EBITDA does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate this non-GAAP measure differently. Investors should be cautioned that this measure should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Laura Lunt, Senior Manager, Regulatory, Environment & External Relations, (403) 231-7500

CO: Pembina Pipeline Corporation

CNW 06:55e 01-DEC-14